UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

REALOGY HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75605Y106

(CUSIP Number)

March 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75605Y106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS EdgePoint Investment Group Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,463,379
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,463,379

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,463,379
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (1)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 130,806,316 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of March 6, 2018, as reported in the Issuer’s Form DEF 14A filed with the Securities and Exchange Commission on March 16, 2018 (“Form DEF 14A”).

CUSIP No. 75605Y106	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS EdgePoint Global Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,279,009
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,279,009

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,279,009
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (1)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 130,806,316 shares of Common Stock of the Issuer outstanding as of March 6, 2018, as reported in Form DEF 14A.

CUSIP No. 75605Y106	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Realogy Holdings Corp.

(b)	Address of Issuer’s principal executive offices

175 Park Avenue, Madison, New Jersey 07940

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. (“EdgePoint”) and EdgePoint Global Portfolio (“EGP”) with respect to the shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Realogy Holdings Corp., a Delaware corporation (the “Issuer”).

EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts, including EGP, an Ontario mutual fund trust.

The filing of this statement should not be construed as an admission that EdgePoint is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada

(c)	Citizenship

See Row 4 of each Cover Page.

(d)	Title of class of securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

75605Y106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 75605Y106	13G	Page 5 of 6 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

EdgePoint is comparable to an IA and EGP is comparable to an IV.

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

EdgePoint expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief: (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11; and (ii) the foreign regulatory scheme applicable to an IA, with respect to EdgePoint, and an IV, with respect to EGP, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 75605Y106	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 10, 2018

EDGEPOINT INVESTMENT GROUP INC.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

EDGEPOINT GLOBAL PORTFOLIO
By: EdgePoint Investment Group Inc.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer